Exhibit (a)(1)(G)

From: Angie Demchenko
Subject: FW: Confidential: Cresco Labs Option Exchange Program (additional information)
THIS IS A PRE-COMMENCEMENT COMMUNICATION. This communication relates to a proposed exchange program (the “Exchange Offer”) that the Company expects to commence on or about August 20, 2025. This communication is not an offer to purchase, nor a solicitation of an offer to sell, any securities. A formal Offer to Exchange and related documents will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available free of charge on the SEC’s website (www.sec.gov) when filed. Please read those materials carefully when they become available.

Hi everyone – I wanted to follow up with a few items – please see below and let me know if you have any questions or would like to connect live

•there was a small tweak needed in the FAQs sent yesterday – please find attached the updated version (change noted below).
Why am I being offered the chance to exchange my current Cresco Labs options for new RSUs?
Equity awards are an essential part of Cresco Labs’s total rewards program because we believe our employees should be owners of our long-term success as a company. The challenges in the cannabis industry and economy in recent years have flattened stock prices for all cannabis companies, including Cresco Labs. This means that many employees’ stock options have an exercise price that is well below  <changed to well above> Cresco Labs’s current share price (they are “underwater”). The Award Exchange Program allows employees to exchange certain stock options that are underwater for the same number of new RSUs.

•We will be hosting two optional sessions to run through program detail (everything is covered in the FAQ but this gives you the opportunity to ask questions with me and our Aon contact on the line).  I am also available to connect individually if you have questions on the program itself but as a reminder, anything related to your financial situation or how you choose to proceed are best managed with your personal financial contact.   Please accept or decline the invites depending on whether or not you plan to attend.  Meeting invites to follow:
Friday August 22nd 9:00 to 9:30 CST
Monday August 25th 10:00 to 10:30 CST

Thanks,
ang